FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Full Six Month Report

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Group Management Report for the Six Months Ended
June 30, 2003

This report contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, limited access to capital, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Market Environment

In the first six months of 2003, Intershop Communications AG Group’s (“Intershop”, “the Company”, or “the Intershop Group”) business continued to be impacted by weak demand for enterprise software, resulting from corporate information technology (IT) spending constraints.

Revenue

Due to continued weakness in corporate IT spending, revenue for the first half of 2003 decreased to €12.0 million, compared with revenue of €24.2 million in the first half of 2002. First half-year 2003 license revenue totaled €2.8 million, compared to €12.5 million in the prior year comparable period. Service revenue (including consulting, customer support, maintenance, and other revenue) totaled €9.2 million in the first half of 2003, compared to €11.8 million in the first half of 2002.

With a large installed base across the region, Europe remained the Company’s primary market in the first six months of 2003, accounting for €10.6 million, or 88% of total worldwide, as compared to €18.2 million or 75% in the first six months of 2002.

In the Americas region, Intershop generated €1.1 million, or 9% of total global revenue in the first six months of 2003, compared to €5.3 million, or 22% in the first six months of 2002.

In the Asia Pacific region, Intershop generated €0.3 million in revenue in the first six months of 2003, representing 3% of total global revenue for that period. This compares to €0.8 million or 3% in the first six months of 2002.

In the first six months of 2003, Intershop sold 26 Enfinity configurations (i.e., Enfinity platforms and solutions as well as Enfinity MultiSite) bringing the total number of Enfinity configurations sold to date worldwide to 438 since the fourth quarter of 1999. In comparison, Intershop sold 42 Enfinity configurations in the first six months of 2002.

In the first six months of 2003, the Company continued to use cost-effective indirect sales channels through its partners. Business with Intershop’s partners generated approximately 20% of license revenue in the first six months of 2003, as compared to 66% in the first six months of 2002. The decline in revenue generated through partners reflects the overall weak demand for online commerce software, resulting from reduced corporate IT spending.

At the 2003 CeBIT trade fair in Hannover, Germany, Intershop and CaContent GmbH presented the online procurement solution CaProfessional ISS as the first product released under their new partnership announced in the first quarter of 2003. While Intershop’s product strategy primarily targets large blue-chip customers, CaProfessional ISS provides the Company access to the upper end of the small and medium sized (SME) segment of the online procurement solutions market. In further developing its indirect sales channels, Intershop expanded its partner network, including new partnerships with the Bertelsmann subsidiary Arvato Systems in Germany and the software provider Avail Intelligence in Sweden.

Gross Margin

Gross profit generated in the first six months of 2003 was €5.0 million versus €13.6 million in the first six months of 2002. Gross margin on sales for the first six months of 2003 fell to 42%, from 56% in the first six months of 2002. This decrease in gross margin was primarily due to both the absolute and relative declines in high-margin license revenues.

Due to a higher proportion of Enfinity software sales and higher associated royalty fees for the use of third-party software, the Company’s license gross margin in the first half of 2003 decreased to 91%, from 94% in the first half of 2002.

The Company’s service gross margin (including consulting, customer support, maintenance, and other revenue) was 27% in the first half of 2003, as compared to 16% in the first half of 2002. This improvement in Intershop’s service gross margin as compared to the comparable period in 2002 was driven primarily by a better utilization of service personnel and a reduction in the service workforce.

Expense and Income

Due to a number of restructuring initiatives throughout the first half of 2003 and, as a result, improved organizational and process efficiencies, Intershop reduced total operational costs (cost of revenue and operating expense) by 38%, from €43.6 million in the first half of 2002 to €27.2 million in the first half of 2003.

On January 21, 2003, the Company announced that it planned to reduce its total operational cost base to a quarterly run rate of approximately €13 million from the second quarter of 2003 onwards. In view of the ongoing volatility in the software market, Intershop introduced cost saving measures in the first quarter of 2003 intended to re-deploy the Company’s resources to better execute its strategic plan. In accordance with the cost saving plan, the Company reduced its global workforce from 479 full-time equivalent employees as of December 31, 2002 to 449 full-time equivalent employees as of March 31, 2003 and to 445 full-time equivalent employees as of June 30, 2003. At the end of the second quarter 2003, Intershop had 402 full-time equivalent employees located in Europe, 32 full-time equivalent employees in the Americas, and 11 full-time equivalent employees in the Asia Pacific region. As of June 30, 2003, Intershop employed 273 full-time equivalents in technical departments (research and development, services), 112 full-time equivalents in sales and marketing, and 60 full-time equivalents in general and administrative functions.

As a result of executing its cost savings plan, the Company recorded restructuring charges of €1.0 million in the first half of 2003, driven primarily by severance payments to former employees and facility-related charges. By comparison, the Company recorded restructuring costs of €4.4 million in the first six months of 2002.

In line with further workforce reductions in the research and development (R&D) department, Intershop’s R&D costs decreased from €4.3 million in the first six months of 2002 to €3.5 million in the first six months of 2003.

Primarily due to lower revenue-dependent commission payments to sales employees as well as further headcount reductions in both the sales and the marketing departments, sales and marketing expenses were further reduced in the first half of 2003. Sales and marketing expenses decreased from €15.9 million in the first half of 2002 to €10.2 million in the first half of 2003.

Included in the Company’s sales and marketing expenses for the first half 2003 were costs for the 2003 CeBIT trade fair in Hannover, Germany as well as costs for a marketing campaign to roll out Unified Commerce Management (UCM), a best-practices corporate IT strategy aimed at realizing competitive advantages for customers by integrating all online commerce processes. In contrast to traditional, often isolated online commerce implementations, the UCM approach offers enterprise clients a customer-facing strategy to centrally manage all online commerce initiatives from a single point of control. Intershop’s UCM strategy enables enterprises to integrate online commerce processes across disparate countries, markets, business units, applications, and systems. The UCM approach focuses on increasing clients’returns on investment (ROI) and on reducing total cost of ownership (TCO). Intershop currently supports the UCM strategy with its unique Enfinity MultiSite software.

Due to the Company’s efforts to streamline the corporate structure and consolidate the corporate operations needed to support Intershop’s business model, general and administrative (G&A) expenses decreased from €8.5 million in the first half of 2002 to €5.6 million in the first half of 2003.

Depreciation and amortization charges were €2.3 million in the first six months of 2003, compared to €5.7 million in the comparable time period in 2002. The period-over-period change was due to the Company’s low investing activities in the last two years.

Due primarily to the significant reduction in total operational costs, Intershop reduced its operating loss to €15.2 million for the first six months of 2003, as compared to an operating loss of €19.4 million for the first six months of 2002, despite a decline in revenue over the corresponding period.

Intershop reported a net loss of €15.0 million or a net loss of €0.77 per share for the first six months of 2003. This compares to a net loss of €19.0 million or a net loss of €1.05 per share for the first six months of 2002.

Liquidity and Balance Sheet

Net cash usage related to operating activities decreased from €20.4 million in the first half of 2002 to €11.3 million in the first half of 2003, primarily driven by lower net losses from operating activities and by reduced net working capital requirements in the first six months of 2003 as compared to the first six months of 2002. Investing activities provided a total of €3.8 million in the first six months of 2003, largely driven by proceeds from the sale of marketable securities. This figure compares to net cash provided to the amount of €10.9 million in the first six months of 2002, which was also primarily related to proceeds from the sale of marketable securities. Cash generated in the year-to-date 2002 and 2003 periods reflects re-classifications between balance sheet positions “cash and cash equivalents”and “marketable securities”, which together with the balance sheet position “restricted cash”comprise the Company’s total liquidity. No cash was generated by financing activities in the first six months of 2003 compared with €10.0 million in cash generated from financing activities in the first six months of 2002. Nearly all cash generated from financing activities in the first six months of 2002 stems from the cash investment by the Company’s then Chief Executive Officer, Stephan Schambach, through a private equity placement.

Cash, cash equivalents, marketable securities, and restricted cash as of June 30, 2003 totaled €10.8 million, compared to €22.5 million as of December 31, 2002. Net cash usage in the first six months of 2003 was driven primarily by operating losses, partially offset by a reduction in net working capital in that period. Intershop is in active negotiations with a number of international financial and strategic investors in order to improve its cash position and capital resources.

Days sales outstanding (DSO) increased from 86 as of December 31, 2002 to 107 as of June 30, 2003, reflecting early payments by a large customer in the fourth quarter of 2002.

Trade receivables as of June 30, 2003 were €6.7 million, compared to €11.1 million as of December 31, 2002. The decrease was driven primarily by reduced sales in the first half of 2003 as compared to the comparable prior-year time period.

Intershop had short-term deferred revenues of €5.7 million as of June 30, 2003, compared to €6.3 million as of December 31, 2002. The decrease in short-term deferred revenues reflects lower service revenues resulting from lower licence revenues.

Capital Structure

Effective January 1, 2003, Intershop’s common bearer shares were admitted to the Prime Standard trading segment of the Frankfurt Stock Exchange. The newly created Prime Standard trading segment essentially replaced the former Neuer Markt trading segment on which Intershop’s common bearer shares had previously been traded. With admission to the Prime Standard, Intershop complies with the comprehensive transparency standards of the Prime Standard trading segment, including quarterly financial reporting, use of internationally accepted accounting standards (e.g., US GAAP), publication of a financial calendar, at least one analyst conference per year, ad-hoc disclosures and ongoing financial communication in both German and English.

On January 14, 2003, the Company announced an effective date of January 17, 2003 for the technical execution of the reverse stock split approved at the Company’s Special Stockholders’Meeting held on October 30, 2002. As a result of the reverse stock split, five old Intershop common bearer shares were exchanged for one new Intershop common bearer share. The reverse split became legally effective upon registration with the Local Court in Gera, Germany on December 12, 2002 and was implemented after the close of trading on January 17, 2003. The converted shares were traded for the first time on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG’s common bearer shares changed from ISIN DE 0006227002 (equivalent to German Securities Identification Number –WKN 622700) to ISIN DE 0007472920 (equivalent to German Securities Identification Number –WKN 747292), and the ticker symbol of Intershop’s shares traded on Prime Standard changed from ISH to ISH1.

Subsequent to the one-for-five reverse stock split of Intershop’s ordinary common bearer shares traded in Germany, a change of the ratio of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market to the underlying ordinary shares traded in Germany was effected on February 6, 2003. After the ratio change, 1 ADS evidenced 1 Intershop common bearer share instead of 5 Intershop common bearer shares before the ratio change. The ratio change did not affect the value of an investor’s ADS holdings. The ratio change was non-dilutive and had no impact on Intershop’s balance sheet.

On June 18, 2003, Intershop confirmed that the share exchange announced on January 23, 2002, under which then CEO and co-founder Stephan Schambach would exchange his shares in subsidiary Intershop Communications, Inc. for common bearer shares in the parent Company, Intershop Communications AG, had been completed. Under the transaction, Mr. Schambach exchanged his 4,166,665 shares in Intershop Communications, Inc., the US subsidiary that prior to the share exchange had been majority-owned by Intershop Communications AG, for 2,499,999 common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 2,499,999 new common bearer shares from Conditional Capital III.

Similarly, on June 17, 2003 Burgess Jamieson, a Member of the Supervisory Board at Intershop Communications AG, exchanged his 381,500 shares in Intershop Communications, Inc. for 228,900 new common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 228,900 new common bearer shares from Conditional Capital III.

The transaction by Mr. Schambach increased the number of shares of Intershop Communications AG that have been issued by 12.8%, from 19,535,300 before the implementation of the share swap to 22,035,299 afterwards. The Company expects the transaction will dilute the consolidated earnings per share for fiscal year 2003 by approximately 6%. As a result of the exchange, Mr. Schambach’s interest in the capital of Intershop Communications AG increased from 8.93% before the implementation of the share swap to 19.26% afterwards.

The share swaps by Messrs. Schambach and Jamieson represent a consolidation of the shareholder structure within the Intershop Group between one of the subsidiaries and the parent Company, Intershop Communications AG. The transaction facilitates the consolidation of the ownership structure that arose following the Company’s IPO in 1998. In the course of the preparations for the IPO of the newly founded Intershop Communications AG in 1998, both Mr. Schambach and Mr. Jamieson were granted the right to exchange their interests in Intershop Communications, Inc. for common bearer shares of Intershop Communications AG within a period of five years. As a result of the exchanges, Mr. Schambach’s and Mr. Jamieson’s entire stakes in Intershop Communications, Inc. were transferred to Intershop Communications AG, which holds 100% of the common stock of Intershop Communications, Inc. following the completion of the transaction.

In the first six months of 2003, no employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares.

Organizational Changes

On March 31, 2003 Dr. Harald Rieger was appointed by the Local Court in Gera, Germany, to the position of Member of the Supervisory Board. Dr. Rieger is currently a Managing Partner at the law firm Kaye Scholer (Germany) in Frankfurt, Germany as well as a Member of the Supervisory Board at KirchMedia i.L. and Gontard & MetalBank AG i.L. Dr. Rieger previously held several positions at Metallgesellschaft AG, including General Counsel, Executive Vice President, and Member of the Executive Board responsible for Legal Affairs and Human Resources.

Subsequent Events

On July 2, 2003 Intershop announced revised revenue expectations for fiscal year 2003, ending December 31, 2003 and also announced significant restructuring initiatives. Due to a weaker-than-expected second quarter 2003, Intershop revised its expectation for fiscal year 2003 from total revenue of slightly below €45.1 million to a range of €20 million to €25 million. Intershop also announced it would reduce its worldwide headcount of 445 employees as of June 30, 2003, in line with revised revenue expectations for fiscal year 2003. Headcount reductions are expected to impact most areas of the Company, with the least impact expected in research and development as the Company seeks to preserve its core technological expertise. The Company also announced that, outside of Germany, it would sell its products primarily through distribution partners.

On July 14, 2003 Intershop announced that, upon approval by the Supervisory Board, the Company’s founder Stephan Schambach had handed over the position of Chief Executive Officer (CEO) and Chairman of the Management Board to Intershop’s Chief Financial Officer (CFO) and Member of the Management Board to Dr. Juergen Schoettler, effective July 14, 2003. Stephan Schambach remains a Member of the Management Board focusing on strategy and product development. The Company further announced that Dr. Schoettler, who had served as Intershop’s CFO and as a Member of the Management Board since joining the Company in April 2002, would jointly perform the tasks of CEO and CFO.

On July 16, 2003 Intershop announced that, for personal reasons, Werner Fuhrmann had asked the Supervisory Board to be immediately released of his duties as a Member of the Management Board and as President Europe, Middle East, and Africa (EMEA). The Company’s Supervisory Board accepted Mr. Fuhrmann’s decision. Since joining Intershop in July 2002, Mr. Fuhrmann had served as a Member of the Management Board and President EMEA, in which role he was responsible for sales in the region of Europe, Middle East, and Africa. The Company announced that, for the time being, Mr. Fuhrmann’s position would not be filled and that Intershop’s sales management would report directly to Dr. Juergen Schoettler, Chairman of the Management Board and Chief Executive Officer.

On July 24, 2003 Intershop announced the Company was planning to merge all assets of its wholly-owned subsidiary Intershop Software Entwicklungs GmbH with the assets of Intershop Communications AG. All operating functions as well as the intellectual property rights of Intershop Software Entwicklungs GmbH will be merged into Intershop Communications AG, which in the past has exclusively acted as the holding entity for the Intershop Group of companies. Intershop’s stockholders were notified in the German Federal Bulletin (Bundesanzeiger) pursuant to section 62, paragraph 3 of the German law regulating the transformation of companies (UmwG) on July 25, 2003. The merger of Intershop Software Entwicklungs GmbH into Intershop Communications AG is expected to be effective by the end of August 2003 when the merger agreement is scheduled to be notarized and registered with the Local Court in Gera, Germany. The Company expects the transaction will lower the administrative costs of the Group and will have a positive impact on the consolidated earnings per share for fiscal year 2003.

Business Outlook

Against the backdrop of a weak global IT spending environment and weaker financial results for the first half of 2003, the Company forcasts revenue of approximately €25 million for fiscal year 2003. As a result of the restructuring measures introduced, the Company forecasts total full-year operational costs in the range of €40 million to €45 million for fiscal 2003. The Company expects fourth quarter 2003 total operational costs will be approximately €7 million. Intershop expects to incur restructuring costs of approximately €1.5 million in the third quarter of 2003. Furthermore, the Company expects approximately €5 million of cash, which is currently restricted, will become unrestricted in the near future. Intershop is in active negotiations with a number of international financial and strategic investors in order to improve its cash position and capital resources. Furthermore, Intershop will focus its business activities on the Company’s core German market and will distribute its products outside of Germany largely through its global network of partners.

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	June 30, 2003 (unaudited)	December 31, 2002
	€	€
ASSETS
Current assets
Cash and cash equivalents	3,772	11,303
Marketable securities	-	4,172
Restricted cash	7,073	7,073
Trade receivables, net of allowances for doubtful accounts of
€6,001 at June 30, 2003 and €7,511 at December 31, 2002, respectively	6,713	11,131
Prepaid expenses and other current assets	8,933	7,427
Total current assets	26,491	41,106
Property and equipment, net	2,344	4,301
Other assets	575	2,268
Goodwill	4,473	4,473
Total assets	33,883	52,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	30	98
Accounts payable	902	840
Accrued restructuring costs	2,966	4,881
Other accrued liabilities	12,928	13,472
Deferred revenue	5,708	6,295
Total current liabilities	22,534	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	64	38
Total liabilities	22,598	25,776

Shareholders' equity
Common share, stated value €1-authorized: 78,567,219 shares;
outstanding: 22,035,299 shares at June 30, 2003 and 19,306,400
shares at December 31, 2002, respectively	22,035	19,306
Accumulated deficit	(13,577)	4,124
Accumulated other comprehensive income	2,827	2,942
Total shareholders' equity	11,285	26,372
Total liabilities and shareholders' equity	33,883	52,148

Intershop Communications AG Consolidated Statements of Operations (U.S.-GAAP) (In thousands €, except per-share amounts, unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	€	€	€	€
Revenues
Licenses	1,530	6,266	2,826	12,452
Services, maintenance, and other	4,108	5,805	9,177	11,778
Total revenues	5,638	12,071	12,003	24,230

Cost of revenues
Licenses	103	472	256	709
Services, maintenance, and other	3,164	4,544	6,713	9,908
Total costs of revenues	3,267	5,016	6,969	10,617

Gross profit	2,371	7,055	5,034	13,613

Operating expenses
Research and development	1,792	1,817	3,490	4,278
Sales and marketing	4,512	6,770	10,212	15,887
General and administrative	2,777	3,853	5,568	8,486
Restructuring costs and asset impairment	244	581	956	4,374
Total operating expenses	9,325	13,021	20,226	33,025

Operating loss	(6,954)	(5,966)	(15,192)	(19,412)

Other income (expense)
Interest income	102	63	155	232
Interest expense	(7)	(1)	(17)	(2)
Other income (expense), net	287	152	83	145
Total other income (expense)	382	214	221	375

Net loss	(6,572)	(5,752)	(14,971)	(19,037)
Basic and diluted loss per share	(0.33)	(0.31)	(0.77)	(1.05)

Shares used in computing:
For basic and diluted loss per share	19,698	18,713	19,502	18,176

Intershop Communications AG Consolidated Statements of Cashflows (U.S.GAAP) (in thousands €, unaudited)
	Six months ended
	June 30,
	2003	2002
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(14,971)	(19,037)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	2,304	5,722
Provision for doubtful accounts	(1,195)	(125)
(Gain) loss on disposal of marketable securities	(40)	162
Loss on disposal of property and equipment	18	56
Changes in operating assets and liabilities
Accounts receivable	5,377	(1,823)
Prepaid expenses and other current assets	(1,645)	3,208
Other assets	1,605	(345)
Accounts payable	80	(1,618)
Deferred revenue	(399)	(1,358)
Accrued restructuring costs	(1,915)	1,963
Accrued expenses and other liabilities	(482)	(7,253)
Net cash used in operating activities	(11,263)	(20,448)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	-
Proceeds on disposal of equipment	84	412
Purchases of property and equipment, net of capital leases	(397)	-
Proceeds from sale of marketable securities	8,294	30,865
Purchases of marketable securities	(4,162)	(20,356)
Net cash (used in) provided by investing activities	3,819	10,921
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,009
Net cash provided by financing activities	-	10,009
Effect of change in exchange rates on cash	(87)	(169)
Net change in cash and cash equivalents	(7,531)	313
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	3,772	9,420

	Intershop Communications AG Consolidated Statement of Shareholders’ Equity (in thousands €, except share data)
	Common Shares	Common Shares Stated Value	APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 1, 2001	88,003,016	88,003	168,585	(84,329)	1,709	173,969
Other comprehensive loss:
Net loss				(131,798)		(131,798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130,613)
Exercise of stock options	188,306	188	330			518
Appropriation of paid in capital			(155,495)	155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	(60,632)	2,894	43,874
Other comprehensive loss:
Net loss				(27,555)		(27,555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27,507)
Exercise of stock options	6,678	7	(3)			4
Private placement of common stock, net	8,334,000	8,334	1,667			10,001
Allocation of par value resulting from reverse stock split	(77,225,600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)	92,310
Balance, December 31, 2002	19,306,400	19,306	-	4,124	2,942	26,372
Other comprehensive loss:
Net loss (unaudited)				(14,971)		(14,971)
Foreign currency translation adjustments (unaudited)					(118)	(118)
Unrealized gain (loss) on available for sale security, net (unaudited)					2	2
Comprehensive loss						(15,087)
Conversion of common stock of subsidiary
to common stock of parent (unaudited)	2,499,999	2,500		(2,500)
Conversion of preferred stock of subsidiary
to common stock of parent (unaudited)	228,900	229		(229)
Balance, June 30, 2003	22,035,299	22,035		(13,576)	2,826	11,285

Intershop Communications AG and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the “Börsenordnung für die Frankfurter Wertpapierbörse”. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2002. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2003.

2. Accounting Policies

The consolidated financial statements presented are prepared in conformity with U.S. generally accepted accounting principles (U.S.-GAAP). The principle accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions that are prepared using estimates where it is reasonably possible that these estimates will change in the near term include allowance for doubtful accounts and restructuring accruals.

Revenue Recognition

The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.

Stock-Based Compensation

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “Accounting for Stock-Based Compensation,”in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”(“APB 25”) to account for stock-based compensation arrangements. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, has included in Note 5 the pro forma disclosures required under SFAS No. 123. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands of €, except per-share amounts):

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net loss attributable to common shareholders
As reported	(6,572)	(5,752)	(14,971)	(19,037)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(30)	52	(75)	(1,324)
Pro forma	(6,602)	(5,700)	(15,046)	(20,361)
Basic and diluted loss per share
As reported	(0.33)	(0.31)	(0.77)	(1.05)
Pro forma	(0.34)	(0.30)	(0.77)	(1.12)

The following assumptions have been made to estimate the fair value of the options:

	2003	2002

Risk-free interest on the date of grant	3.5	4.0
Assumed dividend	0	0
Volatility	111%	92%
Expected option lives (years)	3.8	4.0

Goodwill

Since the beginning of 2002, the Company has adopted the accounting standard SFAS No. 142, “Goodwill and Other Intangible Assets,”which was published in June 2001. Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The Company identified indicators of impairment under SFAS No. 142 to be the same as under SAB No. 100. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined by SFAS No. 131 as an operating segment or one level lower. The Company markets its products and services in one segment and thus allocates goodwill to one reporting unit. Therefore, impairment is tested at the enterprise level using the Company’s market capitalization as fair value. Goodwill will no longer be allocated to other long-lived assets for impairment testing in accordance with SFAS No. 121.

A full description of the accounting policies adopted by the Company can be found within the Company’s Annual Report for the financial year ending December 31, 2002.

3. Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands €):

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net loss	(6,572)	(5,752)	(14,971)	(19,037)
Foreign currency translation gains/losses	(304)	149	(118)	(40)
Unrealized loss on available-for-sale securities	(28)	99	2	(8)
Total comprehensive loss	(6,904)	(5,504)	(15,087)	(19,085)

4. Earnings Per Share

Basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards (“FAS”) No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic earnings per share for the periods indicated (in thousands €, except per share data):

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net loss attributable to common shareholders	(6,572)	(5,752)	(14,971)	(19,037)
Basic and diluted net loss per share
Weighted average common shares outstanding	19,698	18,713	19,502	18,176
Less: weighted average shares subject to repurchase	-	-	-	-
Total weighted average common shares	19,698	18,713	19,502	18,176

Basic and diluted net loss per share	(0.33)	(0.31)	(0.77)	(1.05)

5. Stock-Based Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan.

Option activity under the plans was as follows (in thousands of €, except per-share data):

Six months ended June 30,	2003	2003	2002	2002
	Number of shares outstanding	Weighted-average exercise price (€)	Number of shares outstanding	Weighted-average exercise price (€)

Outstanding at beginning of period	1,979	77.60	1,158	174.25
Granted	161	2.03	1,175	7.32
Exercised	-	-	1	3.19
Forfeited	153	66.85	201	129.00
Outstanding at end of period	1,987	69.83	2,131	85.98
Exercisable options at end of period	837	122.47	437	207.85
Weighted average fair market value of options granted during the year (€)	161	2.03	1,175	7.32

The following table summarizes information with respect to the stock options outstanding on June 30, 2003:

Range of Exercise Price (€)	Number of options outstanding	Weighted-average remaining contractual life	Weighted-average exercise price (€)	Number exercisable on 6/30/03	Weighted-average exercise price (€)
	(000s)	(in years)		(000s)

0.07 – 5.99	406	8.6	3.85	46	5.05
6.00 – 6.99	303	8.1	6.03	111	6.04
7.00 – 16.99	544	7.7	7.99	190	7.99
17.00 – 49.99	427	3.4	21.72	241	22.44
50.00 – 758.04	307	2	396.45	249	380.65
	1,987	6.1	69.83	837	122.47

6. Recent Accounting Pronouncements

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation--Transition and Disclosure,”was issued. SFAS No. 148 supplements SFAS No. 123, “Accounting for Stock-Based Compensation,”and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.”The transition and disclosure obligations contained in SFAS 148 apply to the fiscal years after December 15, 2002; earlier application is also permitted. The Company has adopted the disclosure provisions of SFAS No. 148 in 2002. The Company continues to account for employee stock based compensation under the intrinsic value method as prescribed by APB Opinion No. 25.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”SFAS No. 143 requires companies to record an appropriate charge in connection with the retirement or disposal of property and equipment in the period in which this took place, provided that the fair value can be reasonably determined. The costs incurred in the retirement or disposal of assets are netted against the carrying amount of the long-lived assets. Companies will calculate the changes over time in the amount of the anticipated expenses to be incurred for the retirement or disposal of an asset by discounting the amount calculated at the beginning of the period. The interest rate used in the calculation of this change corresponds to the risk-adjusted rate to be fixed in accordance with the company’s credit rating the first time the expenses are recognized. The carrying amount of the related property and equipment increases by the amount calculated, which is then written down over the objects’remaining useful lives and recorded as operating expenses in the income statement. SFAS No. 143 is effective for the fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material adverse effect on its financial position, results of operations, or cash flows.

In June 2002, the FASB published SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes the preliminary provisions of the Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”This statement requires that a liability for a cost associated with an exit or disposal activity must be recognized when the liability is incurred. Under Issue 94-3, the liability for an exit cost was recognized as the date of an entity’s commitment to a concrete exit or disposal plan. The new standard holds that a company’s commitment to a plan does not represent a direct obligation to another party that would be defined as a liability. SFAS 146 therefore rescinds the definitions and requirements for the accounting of exit costs contained in Issue 94-3 until a liability is actually incurred and stipulates that the amount of the liability be initially measured at the current fair value. However, this standard does not apply to expenses arising in connection with the retirement of activities in divisions acquired by way of a combination or covered by SFAS 144. The Company does not expect the adoption of SFAS No. 146 to have a material adverse effect on its financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company’s financial position, or results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretations No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.”This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,”to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate the adoption of FIN 46 to have a material impact on its financial position, results of operations, or cash flows.

7. Industry Segment and Geographic Information

The Company operates primarily in one line of business, which is providing Unified Commerce Management software for managing online commerce processes across extended enterprises. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by SFAS No. 131. However, the Company’s business has five international sales geographies: Germany, United States, United Kingdom, Asia Pacific, and other (which includes France, Denmark, Norway, and Sweden). These geographies are supported by the central General Administration as well as by the Research & Development and Technical Support departments. The Company’s products are developed at its headquarter in Jena, Germany, and are sold in Europe, North America, Australia, and Asia via the Company’s own direct distribution, sales partners, and independent distributors.

Three months ended June 30, 2003 (in thousands €):

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	1,110	-	54	190	176	1,530
Services, maintenance and other	2,745	535	124	11	693	4,108
Total revenues	3,855	535	178	201	869	5,638
Gross profit
Licenses	1,007	-	54	190	176	1,427
Services, maintenance and other	(42)	301	67	11	607	944
Total gross profit	965	301	121	201	783	2,371
Total operating expenses	8,875	1,049	617	636	1,415	12,592
Operating income/loss	(5,020)	(514)	(439)	(435)	(546)	(6,954)
Other income/expense, net						382
Net loss						(6,572)
Long-lived assets	1,742	75	383	10	134	2,344

Three months ended June 30, 2002 (in thousands €):

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	3,439	1,746	214	372	495	6,266
Services, maintenance and other	3,274	1,125	218	140	1,048	5,805
Total revenues	6,713	2,871	432	512	1,543	12,071
Gross profit
Licenses	3,400	1,569	118	372	335	5,794
Services, maintenance and other	(272)	568	(27)	(14)	1,006	1,261
Total gross profit	3,128	2,137	91	358	1,341	7,055
Total operating expenses	12,412	2,490	1,047	465	1,623	18,037
Operating income/loss	(5,699)	381	(615)	47	(80)	(5,966)
Other income/expense, net						214
Net loss						(5,752)
Long-lived assets	5,764	339	870	60	224	7,257

Six months ended June 30, 2003 (in thousands €):

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	1,820	130	373	233	270	2,826
Services, maintenance and other	6,491	974	341	32	1,339	9,177
Total revenues	8,311	1,104	714	265	1,609	12,003
Gross profit
Licenses	1,564	130	373	233	270	2,570
Services, maintenance and other	634	465	197	32	1,136	2,464
Total gross profit/loss	2,198	595	570	265	1,406	5,034
Total operating expenses	19,359	2,267	1,415	1,060	3,094	27,195
Operating loss	(11,048)	(1,163)	(701)	(795)	(1,485)	(15,192)
Other income/ expense, net						221
Net loss						(14,971)
Long-lived assets	1,742	75	383	10	134	2,344

Six months ended June 30, 2002 (in thousands €):

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	7,171	3,609	303	530	839	12,452
Services, maintenance and other	7,426	1,648	449	290	1,965	11,778
Total revenues	14,597	5,257	752	820	2,804	24,230
Gross profit
Licenses	7,285	3,271	168	459	560	11,743
Services, maintenance and other	111	262	(253)	116	1,634	1,870
Total gross profit/loss	7,396	3,533	(85)	575	2,194	13,613
Total operating expenses	28,062	5,632	3,603	1,708	4,637	43,643
Operating loss	(13,465)	(375)	(2,851)	(888)	(1,833)	(19,412)
Other income/ expense, net						375
Net loss						(19,037)
Long-lived assets	5,764	339	870	60	224	7,257

* Significant other geographic locations include and France and Sweden.

The accounting policies followed by the Company's business segments are the same as those described for the group and these can be found within the Company’s Annual Report for the financial year ending December 31, 2002.

8. Restructuring Charges and Asset Impairments

In the quarter ended March 31, 2002, the Company adopted measures to reduce its workforce and to consolidate existing facilities, among other things. Other measures included the appointment of new management, the creation of a simplified organizational structure, and a sales campaign for new products. These steps were aimed at aligning the Company’s cost structure with changing market conditions and accelerating its path to profitability. The Company completed the majority of these restructuring measures by December 2002.

In January 2003 the Company decided to reduce its total operational cost base (cost of revenue and operating cost) by about 20 percent, to a quarterly run rate of approximately Euro 13 million. A charge of € 0.7 million was recorded in this quarter to provide for these actions and other related items.

The following tables summarize the restructuring charges recorded during the quarters ended June 30, 2003 and 2002 respectively (in thousands of €):

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Employee-related charges	193	154	655	1.824
Facility-related charges	65	424	218	2.472
Other	-14	3	83	78
Total restructuring charges	244	581	956	4.374

	Employee related charges	Facility related charges	Other	Total
Accrued restructuring costs at December 31, 2002	618	4,181	82	4,881
Currency Adjustments	(23)	31	(1)	7
Restructuring charges from January 1, 2003 through June 30, 2003	655	218	83	956
Cash Payments	(551)	(2,224)	(103)	(2,878)
Accrued restructuring costs at June 30, 2003	699	2,206	61	2,966

The nature of the charges summarized above is as follows:

Employee Related Charges

As at December 31, 2002 the number of employees was 479 full-time equivalents (December 31, 2001: 733). In the first quarter 2003 the number of employees was reduced to 449 full-time equivalents in connection with the cost reductions.

The accruals for employee-related charges mainly comprise the expected future payments relating to the termination of contracts, including severance payments, payroll taxes, and legal costs.

Facility Related Charges

In the first quarter of 2003, the Intershop Group recorded restructuring costs of approximately € 0.1 million in connection with the consolidation of existing facilities, which principally relate to probable future payments for existing lease commitments for property no longer in use, net of sublease income.

The accruals for facility-related costs mainly include the expected future payments for existing lease commitments for property no longer in use, net of sublease income. The sub lease income has been estimated based upon the contractual agreements in place as of the date the financials were prepared.

Other

Other expenses are resulting from various non-cancelable contracts, of which there is no future benefit to the Company.

The restructuring accrual is calculated based on financial estimates and information available as at June 30, 2003. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and available information at that moment in time.

9. Dividends

The Company did not pay any dividends in the first six months of 2003 or in the previous financial year.

10. Research and development

The Company is continuing to invest resources into research and development of new products in the e-commerce software market. In the first half of 2003, the Company incurred research and development costs of approximately € 3.5 million compared with € 4.3 million in the first half of 2002. The Company expenses all research and development costs as incurred.

11. Share Repurchase

The Company did not own or repurchase any of its own shares in the first half of 2003.

12. Marketable Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,”the Company classifies its investments in readily marketable debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income as a separate component of shareholders’equity.

13. Shareholders’Equity

The following tables summarize the change in shareholders’equity for the six months ended June 30, 2003 and 2002 (in thousands €):

	June 30, 2003	June 30, 2002
Net loss	(14,971)	(19,037)
Foreign Currency translation gains (losses)	(118)	(40)
Unrealized gain (loss) on available-for-sale securities	2	(8)
Conversion of common stock of subsidiary
to common stock of parent	2,500	-
Conversion of preferred stock of subsidiary
to common stock of parent	229	-
Accumulated deficit	(2,729)	-
Cash received for unregistered stock	-	10,001
Exercise of stock options		8
Opening Shareholders’ equity	26,372	43,874
Closing Shareholders’ equity	11,285	34,798

Stephan Schambach (member of board of directors) has converted 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, into 2,499,999 Intershop Communications AG common bearer shares on June 18, 2003.

14. Legal Matters

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. The Company expenses legal costs associated with loss contingency as such legal costs are incurred.

The Company is a defendant in a consolidated class action lawsuit in the United States and an investigation by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BAFin, formerly German Federal Supervisory Office for Securities Trading--Bundesaufsichtsamt für den Wertpapierhandel, BAWe). At the beginning of 2001, several securities class action lawsuits were filed in the US against Intershop Communications AG, Management Board members, certain other officers, and the underwriters of the Company's September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning the Company’s business performance. The complaints seek an unspecified amount of damages. The Company believes there is no merit to these cases and intends to defend the cases vigorously. However, there can be no assurance that the Company will prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations. In Germany, the BAFin announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001, of Intershop Communications AG's preliminary results for 2000. The BAFin handed this case over to the public prosecutor in Hamburg, Germany, who initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating in full with these investigations and, to the best of the management's knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.

In January 2001, a US company filed a suit in the federal district court in Delaware against Intershop Communications, Inc., claiming violation of certain patent rights. The complaint seeks an unspecified amount of compensation for damages based on the alleged patent infringements. This case was settled for US$0.5 million on September 24, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other terms and conditions of the settlement agreement which were not disclosed.

In the reporting period, a claim about €5 million regarding the violation of a license agreement was legally asserted by another software company. An out-of-court settlement with this software company has been reached but is subject to the approval of the software company’s stockholders. At the date of reporting, the Company has not been informed that the approval would not be given.

15. Directors’ Holdings

As of June 30, 2003, the following Company directors held Intershop Communications AG ordinary bearer shares or options to purchase such shares (post one-for-five reverse stock split):

Name	Title, Function	Shares held (1)	Stock options held (1), (2)
Eckhard Pfeiffer	Chairman of the Supervisory Board	80,000	0
Theodore J. Smith	Vice-Chairman of the Supervisory Board	21,458	0
Peter Mark Droste	Member of the Supervisory Board	0	0
Hans W. Gutsch	Member of the Supervisory Board	70,000	0
Burgess Jamieson	Member of the Supervisory Board	228,900 (3)	0
Dr. Harald Rieger (since March 31, 2003)	Member of the Supervisory Board	0	0
Stephan Schambach	Chief Executive Officer, Chairman of the Management Board (Vorstandsvorsitzender) (4)	4,244,299 (3)	0
Dr. Juergen Schoettler	Chief Financial Officer, Member of the Management Board (Finanzvorstand) (4)	14,000	60,000
Werner Fuhrmann (up to August 16, 2003)	President Europe, Middle East and Africa (EMEA), Member of the Management Board (Vorstand)	66	60,000

(1) As part of the Company’s initiative to strengthen its balance sheet and increase its financial flexibility, on October 30, 2002 Intershop’s stockholders approved the reduction of the Company’s capital by €77,225,600, or a ratio of five to one, from €96,532,000 to €19,306,400. This reduction in share capital took legal effect on December 12, 2002, when a resolution on a simplified reduction of capital was entered in the commercial register of Gera, Germany, local court, in accordance with sections 229 ff. of the Aktiengesetz (German Stock Corporation Act). All information post one-for-five reverse stock split. The new shares began trading on a consolidated basis on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG’s common bearer shares changed from ISIN DE 000 622 700 2 to ISIN DE 000 747 292 0.

(2) The stock options were granted under the conditions of the 1999 Equity Incentive Plan. Details on the 1999 Equity Incentive Plan can be found in the Notes to the Consolidated Financial Statements in the Company’s 2002 annual report (section 12.). Dr. Schoettler’s stock options have a reverse stock split adjusted exercise price of €7.90 per share; Mr. Fuhrmann’s stock options have a reverse stock split adjusted exercise price of €5.20 per share.

(3) On June 18, 2003, Intershop confirmed that the share exchange announced on January 23, 2002, under which then CEO and co-founder Stephan Schambach would exchange his shares in subsidiary Intershop Communications, Inc. for common bearer shares in the parent Company, Intershop Communications AG, had been completed. Under the transaction, Mr. Schambach exchanged his 4,166,665 shares in Intershop Communications, Inc., the US subsidiary that up to the share swap had been majority-owned by Intershop Communications AG, for 2,499,999 common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 2,499,999 new common bearer shares from Conditional Capital III. Similarly, on June 17, 2003 Burgess Jamieson, a Member of the Supervisory Board at Intershop Communications AG, exchanged his 381,500 shares in Intershop Communications, Inc. into 228,900 new common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 228,900 new common bearer shares from Conditional Capital III. Neither Mr. Schambach’s nor Mr. Jamieson’s new shares have yet been admitted for trading on the Frankfurt Stock Exchange.The transaction by Mr. Schambach increased the number of shares of Intershop Communications AG that have been issued by 12.8%, from 19,535,300 before the implementation of the share swap to 22,035,299 afterwards. The Company expects the transaction will dilute the consolidated earnings per share for fiscal year 2003 by approximately 6%. As a result of the swap, Mr. Schambach’s interest in the capital of Intershop Communications AG increased from 8.93% before the implementation of the share swap to 19.26% afterwards.

(4) On July 14, 2003 the Supervisory Board appointed Dr. Juergen Schoettler to the position of Chief Executive Officer and Chairman of the Management Board. Dr. Schoettler will keep his position of Chief Financial Officer. Mr. Stephan Schambach remains on the Management Board being responsible for Strategy and Product Development.

16. Securities Transactions subject to Reporting Requirements

The members of the Company’s executive bodies made the following purchases of Intershop common bearer shares during the first six months of 2003 (expressed in line with the 5:1 reverse stock split):

Name	Date	Type of Transaction	Number of Shares	Total Value(€)
Dr. Juergen Schoettler	February 28, 2003	Purchase	2,100	5,250
Dr. Juergen Schoettler	March 3, 2003	Purchase	5,900	14,750
Stephan Schambach	March 5, 2003	Purchase	77,000	254,100
Burgess Jamieson	June 17, 2003	Purchase (1)	228,900	228,900
Stephan Schambach	June 18, 2003	Purchase (1)	2,499,999	2,499,999

(1) For details on Messrs. Jamieson’s and Schambach’s purchases on June 17, 2003 and June 18, 2003, respectively, see above in section 15. “Directors’Holdings”, footnote (3).

Intershop Communications AG

Investor Relations
Klaus F. Gruendel
Intershop Tower D-07740 Jena Germany
Tel.: +49-3641-50-1307, Fax: +49-3641-50-1309
k.gruendel@intershop.com
http://www.intershop.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: August 15, 2003	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)